United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(x)    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
         For the fiscal year ended December 31, 2013.

Or

( )    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
        For the transition period from ___________ to _____________.

Commission File No. 001-11595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astec Industries, Inc. 401(k) Retirement Plan
1725 Shepherd Road
Chattanooga, TN  37421

(423) 899-5898

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, TN  37421

(423) 899-5898

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Astec Industries, Inc. 401(k) Retirement Plan Audited Financial Statements and Supplemental Schedule
       as of December 31, 2013 and 2012 and for the Year Ended December 31, 2013 with Report of
       Independent Registered Public Accounting Firm

Reports of Independent Registered Public Accounting Firms

Audited Financial Statements:
       Statements of Net Assets Available for Benefits
       Statement of Changes in Net Assets Available for Benefits
       Notes to Financial Statements

Supplemental Schedule:
       Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Edgar filing only:
       Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

       Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm

Astec Industries, Inc. 401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedule

As of December 31, 2013 and 2012
 and for the Year Ended December 31, 2013
With Reports of Independent Registered Public Accounting Firms

Contents
Reports of Independent Registered Public Accounting Firms
Financial Statements
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm
To the Plan Committee
 Astec Industries, Inc. 401(k) Retirement Plan:
We have audited the accompanying statement of net assets available for benefits of the Astec Industries, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lattimore Black Morgan & Cain, PC

Chattanooga, Tennessee
 June 23, 2014

Report of Independent Registered Public Accounting Firm

To the Plan Committee
Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Astec Industries, Inc. 401(k) Retirement Plan as of December 31, 2012. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 in conformity with US generally accepted accounting principles.

/s/ Ernst & Young LLP

Chattanooga, Tennessee
June 28, 2013

Astec Industries, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments, at fair value	$191,702,281	$168,979,566
Receivables:
Employer contributions	139,239	117,231
Participant contributions	41,904	6,001
Notes receivable from participants	7,266,865	6,689,788
Total receivables	7,448,008	6,813,020
Total assets	199,150,289	175,792,586

Liabilities
Excess participant contributions payable	62,061	42,534
Net assets available for benefits at fair value	199,088,228	175,750,052
Adjustment from fair value to contract value for
investment in common collective trust fund	60,218	(559,775)
Net assets available for benefits	$199,148,446	$175,190,277

The accompanying notes are an integral part of these financial statements.

Astec Industries, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to net assets attributed to:
Investment income	$7,285,254
Net appreciation in fair value of investments	24,436,097
Total investment earnings	31,721,351
Interest income on notes receivable from participants	293,396

Contributions:
Participants	10,369,697
Employer	4,972,571
Rollover	689,092
Total contributions	16,031,360
Total additions	48,046,107

Deductions from net assets attributed to:
Benefits paid to participants	18,015,213
Tranfers due to sale of subsidiary	5,841,244
Administrative expenses	231,481
Total deductions	24,087,938

Net increase	23,958,169

Net assets available for benefits:
Beginning of year	175,190,277
End of year	$199,148,446

The accompanying notes are an integral part of these financial statements.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2013

1. Description of Plan
The following description of the Astec Industries, Inc. 401(k) Retirement Plan ("the Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering all eligible full-time employees of Astec Industries, Inc. and its subsidiaries ("the Company") who have reached age eighteen. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by a committee appointed by the Company. J.P. Morgan Retirement Plan Services is the recordkeeper for the Plan and J.P. Morgan Chase & Co. is the trustee of the Plan.
Contributions
Participants may elect to contribute up to 40% of their base salary through payroll deductions, as defined under the provisions of the plan document, subject to Internal Revenue Code ("Code") limitations. The Company matches 75% of each participant's contribution up to 4% of the participant's compensation. Participants who will attain age 50 before the close of the Plan year are eligible to make additional catch-up contributions, subject to Code limitations. Catch-up contributions are not eligible for the Company's matching contribution.
Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. If a participant is automatically enrolled, their contributions are invested in the applicable lifecycle fund based on the participant's age until the participant changes their election. The Company's contributions are allocated in the same manner as that of the participant's elective contributions.
Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's matching contributions and plan investment returns. Additionally, a participant's account is charged with an administrative fee for certain participant directed transactions.  Allocations of plan earnings (losses) are based on participant account balances, as defined. Participants may change their investment options daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

Vesting
Participants are immediately vested in their entire account balance.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, reduced by certain items identified in the plan document, or 50% of their vested account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Upon termination of service, a participant may receive a lump-sum amount equal to the value of his or her account on the date of distribution.
In-service withdrawals are available in certain limited circumstances, as defined by the plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS") and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Administrative Expenses
The plan sponsor pays administrative fees other than those for recordkeeping and trustee functions. The administrative fees paid by the plan sponsor in 2013 and 2012 included those for the annual audit, legal services and discrimination testing.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERlSA. If the Plan is terminated or contributions are permanently discontinued, benefits will remain 100% vested and be distributed in accordance with the provisions of the Plan.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are presented on the accrual basis of accounting in accordance with United States generally accepted accounting principles.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Excess Participant Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributes the excess contributions to the applicable participants prior to March 15 of the following year.
Uses of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Events Occurring After Reporting Date
The Company has evaluated events and transactions that occurred between December 31, 2013, and the issuance of the report for possible recognition or disclosure in the financial statements.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

Investments
The Plan's investments are stated at fair value. The shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds are valued at the net asset value ("NAV") of shares held which is based on the closing price reported in the active market.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract, through its participation in a common collective trust: JPMCB Stable Asset Income Fund-F ("the Stable Value Fund"). The Statements of Net Assets Available for Benefits present the fair value of the Stable Value Fund and the adjustment from fair value to contract value. The fair value of the Plan's interest in the Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

3. Fair Value Measurements
Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities ("Level 1") and the lowest priority to unobservable inputs ("Level 3"). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	quoted prices for similar assets and liabilities in active markets
•	quoted prices for identical or similar assets or liabilities in markets that are not active
•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan:
Mutual funds: Valued at the net asset value ("NAV") of shares held by the Plan at year-end which is based on the closing price reported in the active market.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Common Collective Trust Fund ("CCT"): Fair value is based on the NAV of shares as reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013:
	Level 1	Level 2	Total
Mutual funds:
US equities	$137,623,879	$-	$137,623,879
International equities	19,325,900	-	19,325,900
Company common stock	6,025,840	-	6,025,840
Common collective trust fund (a)	-	28,726,662	28,726,662
Total	$162,975,619	$28,726,662	$191,702,281

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

	Level 1	Level 2	Total
Mutual funds:
US equities	$115,375,239	$–	$115,375,239
International equities	16,358,823	–	16,358,823
Company common stock	5,968,270	–	5,968,270
Common collective trust fund (a)	–	31,277,234	31,277,234
Total	$137,702,332	$31,277,234	$168,979,566

There have been no changes in the methodologies used at December 31, 2013 and 2012.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

(a)	This category includes a common collective trust fund that is designed to perform better than the average money market fund and earn consistent, reliable returns. This fund is primarily invested in a variety of high quality, interest paying securities offered with a companion investment contract, with a benefit responsive wrap. Participant-directed redemptions have no restrictions; however, the trustee ("of the CCT") reserves the right to pay out terminating plans anytime within 12 months of receiving notice at market value. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
4. Investments
During 2013, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as follows:
Common stock (fair value determined by quoted market prices)	$863,307
Mutual funds (fair value determined by quoted market prices)	23,572,790
$24,436,097
Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:
	December 31
	2013	2012
JPMCB Stable Asset Income Fund-F*	$28,726,662	$31,277,234
J.P. Morgan Equity Index Fund	32,322,754	26,153,344
J.P. Morgan Intrepid Growth Fund	13,274,682	11,056,170
J.P. Morgan Smart Retirement 2020 Select Fund	13,236,180	12,048,070
J.P. Morgan Smart Retirement 2030 Select Fund	11,931,960	9,535,927
J.P. Morgan Equity Income Fund	10,670,887	8,875,144
American Century Growth Fund	10,427,551	9,550,356
Harbour Funds International Administrative Fund	19,325,900	16,358,823

*	The JPMCB Stable Asset Income Fund-F is shown at fair value. The contract values at December 31, 2013 and 2012 are $28,786,880 and $30,717,459, respectively.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS), dated November 5, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects for a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.
7. Related-Party Transactions
Transactions with parties-in-interest include investments in the Company's common stock, participant loans, investments in JP Morgan Funds and investments through JP Morgan Chase Bank & Trust, the trustee. These transactions are exempt from the prohibited transactions rules under ERISA.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

8. Excess Participant Contributions Payable
During 2013 and 2012, the Company determined that excess participant contributions had been made based on nondiscrimination testing performed for the Plan. Accordingly, the Plan refunded the excess participant contributions, plus or minus earnings or losses thereon, of $62,061 and $42,534 in 2013 and 2012, respectively, subsequent to each year end to comply with the applicable requirements of the Code. These amounts are recorded as excess participant contributions payable in the accompanying Statements of Net Assets Available for Benefits.
9. Reconciliation Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:
	December 31
	2013	2012

Net assets available for benefits per financial
statements	$199,148,446	$175,190,277
Deemed loans not reported on Form 5500	(199,811)	(180,671)
Adjustment to report common collective trust fund at fair value	(60,218)	559,775
Net assets available for benefits per Form 5500	$198,888,417	$175,569,381

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements (continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per Form 5500:
Year Ended December 31, 2013

Net increase in net assets available for benefits per financial statement	$23,958,169
Less: deemed loans not reported on Form 5500 at December 31, 2013	(199,811)
Plus: deemed loans not reported on Form 5500 at December 31, 2012	180,671
Less: adjustment to report common collective trust fund at fair value at December 31, 2013	(60,218)
Less: adjustment to report common collective trust fund at fair value at December 31, 2012	(559,775)
Net income per Form 5500	$23,319,036

Supplemental Schedule

Astec Industries, Inc. 401(k) Retirement Plan
EIN: 62-0873631        Plan Number: 001
Schedule H, Line 4i – Schedule of Assets
 (Held at End of Year)
December 31, 2013
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	American Century	Growth Fund - Inv	$10,427,551
	American Century	Small Capital Value Fund	6,564,221
*	J.P. Morgan Chase Bank	Stable Asset Income Fund-F	28,726,662
*	J.P. Morgan	Smart Retirement 2010 Select Fund	3,026,683
*	J.P. Morgan	Smart Retirement 2015 Select Fund	7,583,035
*	J.P. Morgan	Smart Retirement 2020 Select Fund	13,236,180
*	J.P. Morgan	Smart Retirement 2025 Select Fund	2,598,524
*	J.P. Morgan	Smart Retirement 2030 Select Fund	11,931,960
*	J.P. Morgan	Smart Retirement 2035 Select Fund	2,375,324
*	J.P. Morgan	Smart Retirement 2040 Select Fund	7,110,441
*	J.P. Morgan	Smart Retirement 2045 Select Fund	1,503,726
*	J.P. Morgan	Smart Retirement 2050 Select Fund	1,885,499
*	J.P. Morgan	Smart Retirement 2055 Select Fund	136,229
*	J.P. Morgan	Smart Retirement Income Select Fund	1,988,407
*	J.P. Morgan	Intrepid Growth Fund-R5	13,274,682
*	J.P. Morgan	Equity Index Select Fund	32,322,754
*	J.P. Morgan	Equity Income Fund-R5	10,670,887
*	J.P. Morgan	Prime Money Market Fund	2,147
	Goldman Sachs	Growth Opportunities-I Fund	8,308,127
	Harbor Funds	International Administrative Fund	19,325,900
	PIMCO	Total Return Administrative Fund	1,930,721
	Schwab	Brokerage accounts	746,781
*	Astec Industries, Inc.	Common stock	6,025,840
*	Participant loans	Interest rates ranging from 4.0-9.5%, maturity varies through 2033	7,266,865
	Total Assets (Held at End of Year)		$198,969,146

*	Represents a party-in-interest to the Plan.
Note: Cost information has not been included because all investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed by the undersigned, hereunto duly authorized.

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By:  /s/ David C. Silvious
Astec Industries, Inc.
401(k) Retirement Plan Committee

Date:  June 26, 2014

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm